FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 7, 2014

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 7, 2014	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, 333, Sec. 1, Keelung Road Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, Chief Financial Officer Eddie Chang, Senior Director Joseph Su, Manager ir@aseglobal.com Michelle Jao, Manager (US Contact) mjao@iselabs.com Tel: + 1.510.687.2481

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR OF 2013

Taipei, Taiwan, R.O.C., February 7, 2014 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenues1 of NT$64,164 million for the fourth quarter of 2013 (4Q13), up by 15% year-over-year and up by 13% sequentially.  Net income attributable to shareholders of the parent for the quarter totaled NT$5,815 million, up from a net income attributable to shareholders of the parent of NT$4,373 million in 4Q12 and up from a net income attributable to shareholders of the parent of NT$4,430 million in 3Q13.  Diluted earnings per share for the quarter were NT$0.73 (or US$0.124 per ADS), compared to diluted earnings per share of NT$0.58 for 4Q12 and NT$0.57 for 3Q13.

For the full year of 2013, the Company reported net revenues of NT$219,862 million and net income attributable to shareholders of the parent of NT$16,296 million.  Diluted earnings per share for the full year of 2013 was NT$2.11 or US$0.356 per ADS.

“Despite challenges encountered in 2013, our unwavering strategy and performance resulted in ASE Group recording its highest ever revenue, hence underscoring the Company’s ability to deliver results even in an uncertain growth environment,” said Jason Chang, Chairman and CEO, ASE Group.

Chang continued, “As we move further into 2014, we are strategically integrating synergies between our well established OSAT and EMS business units.  Such close collaboration will ensure that our Company is in a solid position to capture the opportunities we see ahead, particularly related to delivering advanced packaging and SiP solutions to meet growth momentum across a broad range of end markets.  This move sets ASE apart, and uniquely positions us to help customers achieve success and to advance swiftly and decisively by driving innovation, growth, and continued leadership.”

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in R.O.C.).  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering, Inc.

RESULTS OF OPERATIONS

4Q13 Results Highlights – Consolidated
●
Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others each represented approximately 45%, 10%, 44%, 1% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$51,678 million, up by 15% year-over-year and up from NT$45,161 million in the previous quarter.

-	Raw material cost totaled NT$31,589 million during the quarter, representing 49% of total net revenues, compared with NT$25,594 million and 45% of total net revenues in the previous quarter.

-	Labor cost totaled NT$7,406 million during the quarter, representing 12% of total net revenues, compared with NT$7,299 million and 13% of total net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$6,246 million during the quarter, up by 7% year-over-year and up by 3% sequentially.
●	Gross margin decreased 0.9 percentage points to 19.5% in 4Q13 from 20.4% in 3Q13.
●
Total operating expenses during 4Q13 were NT$5,613 million, including NT$2,422 million in R&D and NT$3,191 million in SG&A, compared with total operating expenses of NT$5,488 million in 3Q13.  Total operating expenses as a percentage of net revenues for the current quarter were 9%, remained the same as 4Q12, and down from 10% in 3Q13.

●	Operating income for the quarter totaled NT$6,873 million, up from NT$6,099 million in the previous quarter. Operating margin was 10.7% in 4Q13 and remained the same as 3Q13.
●	In terms of non-operating items:
-	Net interest expense was NT$567 million, up from NT$512 million in 3Q13.
-	Net foreign exchange loss of NT$82 million was primarily attributable to the appreciation of the U.S. dollar against NT dollar.
-	Gain on equity-method investments of NT$50 million was primarily attributable to the gain from investment on Hung Ching Development & Construction Co. Ltd.
-	Gain on valuation of financial assets and liabilities was NT$135 million.
-
Other net non-operating income of NT$47 million were primarily related to miscellaneous income.  Total non-operating expenses for the quarter were NT$417 million, compared to total non-operating expenses of NT$119 million for 4Q12 and total non-operating expenses of NT$731 million for 3Q13.

●
Income before tax was NT$6,456 million for 4Q13, compared to NT$5,368 million in the previous quarter.  We recorded income tax expense of NT$507 million during the quarter, compared to NT$822 million in 3Q13.

●
In 4Q13, net income attributable to shareholders of the parent was NT$5,815 million, compared to net income attributable to shareholders of the parent of NT$4,373 million for 4Q12 and net income attributable to shareholders of the parent of NT$4,430 million for 3Q13.

●
Our total number of shares outstanding at the end of the quarter was 7,787,826,546, including treasury stock owned by our subsidiaries.  Our 4Q13 diluted earnings per share of NT$0.73 (or US$0.124 per ADS) were based on 8,070,006,433 weighted average number of shares outstanding in 4Q13.

Advanced Semiconductor Engineering, Inc.

4Q13 Results Highlights – IC ATM2
●
Net revenue contribution from IC ATM operations was NT$37,900 million for the fourth quarter of 2013, up by 10% year-over-year and up by 0.2% sequentially.  Net revenue contribution from packaging operations, testing operations, and substrates sold to third parties was NT$30,929 million, NT$6,225 million, and NT$746 million, respectively, and each represented approximately 82%, 16%, and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$27,475 million, up by 4% year-over-year and down by 2% sequentially.

-	Raw material cost totaled NT$9,200 million during the quarter, representing 24% of total net revenues, compared with NT$10,037 million and 27% of total net revenues in the previous quarter.

-	Labor cost totaled NT$6,652 million during the quarter, representing 18% of total net revenues, compared with NT$6,530 million and 17% of total net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,904 million during the quarter, up by 8% year-over-year and up by 3% sequentially.
●	Gross margin increased 2.0 percentage points to 27.5% in 4Q13 from 25.5% in 3Q13.
●
Total operating expenses during 4Q13 were NT$4,342 million, including NT$1,955 million in R&D and NT$2,387 million in SG&A, compared with total operating expenses of NT$4,263 million in 3Q13.  Total operating expenses as a percentage of net revenues for the current quarter were 11%, and remained the same as 4Q12 and 3Q13.

●	Operating income for the quarter totaled NT$6,083 million, up from NT$5,383 million in the previous quarter. Operating margin was 16.1% in 4Q13 compared to 14.2% in 3Q13.

4Q13 Results Highlights – EMS
●	Net revenue contribution from EMS operations was NT$28,420 million, up by 41% year-over-year and up by 45% sequentially.
●	Cost of revenues was NT$26,231 million, up by 46% year-over-year and up by 49% sequentially.

-	Raw material cost totaled NT$22,398 million during the quarter, representing 79% of total net revenues, compared with NT$15,573 million and 80% of total net revenues in the previous quarter.

-	Labor cost totaled NT$754 million during the quarter, representing 3% of total net revenues, compared with NT$769 million and 4% of total net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$288 million during the quarter, up by 24% year-over-year and up by 7% sequentially.
●	Gross margin decreased to 7.7% in 4Q13 from 9.7% in 3Q13.
●
Total operating expenses during 4Q13 were NT$1,231 million, including NT$492 million in R&D and NT$739 million in SG&A, compared with total operating expenses of NT$1,211 million in 3Q13.  Total operating expenses as a percentage of net revenues for the current quarter were 4%, down from 6% in 4Q12 and 3Q13.

●	Operating income for the quarter totaled NT$958 million, up from NT$678 million in the previous quarter. Operating margin decreased to 3.4% in 4Q13 from 3.5% in 3Q13.

2 ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering, Inc.

2013 Full-Year Results Highlights – Consolidated
●
Net revenues for the full year of 2013 amounted to NT$219,862 million, up by 13% from 2012.  The revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others each represented approximately 51%, 11%, 36%, 1% and 1%, respectively, of total net revenues for the year.

●	Cost of revenue for the year of 2013 were NT$177,072 million, compared with NT$157,352 million in 2012.

-	Raw material cost totaled NT$100,315 million during the year, representing 46% of total net revenues, compared with NT$87,830 million and 45% of total net revenues in the 2012.

-	Labor cost totaled NT$28,085 million during the year, representing 13% of total net revenues, compared with NT$24,812 million and 13% of total net revenues in 2012.

-	Depreciation, amortization and rental expenses totaled NT$24,447 million during the year, representing 11% of total net revenues, compared with NT$22,130 million and 11% of total net revenues in 2012.
●	Gross margin increased 0.6 percentage points to 19.5% in 2013 from 18.9% in 2012.
●
Total operating expenses during 2013 were NT$20,812 million, including NT$9,087 million in R&D and NT$11,725 million in SG&A.  Total operating expenses as a percentage of net revenues were 9% in 2013, and down from 10% in 2012.

●	Operating income for the year was NT$21,978 million, compared to operating income of NT$ 17,687 million for the previous year. Operating margin increased to 10.0% in 2013 from 9.1% in 2012.
●	Total non-operating expenses for the year were NT$1,957 million, compared to total non-operating expenses of NT$1,103 million for 2012.
●	Income before tax was NT$20,021 million for 2013. We recognized an income tax expense of NT$3,259 million during the year.
●	In 2013, net income attributable to shareholders of the parent amounted to NT$16,296 million, compared with a net income attributable to shareholders of the parent of NT$13,066 million in 2012.
●
Our total number of shares outstanding at the end of the year was 7,787,826,546, including treasury stock owned by our subsidiaries.  Our 2013 diluted earnings per share of NT$2.11 (or US$0.356 per ADS) were based on 7,748,925,220 weighted average number of shares outstanding in 2013.

2013 Full-Year Results Highlights – IC ATM
●
Net revenue contribution from IC ATM operations for the full year of 2013 amounted to NT$143,322 million, up by 10% from 2012.  The revenue contribution from packaging operations, testing operations, and substrates sold to third parties was NT$115,639 million, NT$24,732 million, and NT$2,951 million, respectively, and each represented approximately 81%, 17%, and 2%, respectively, of total net revenues for the year.

●	Cost of revenues for the full year of 2013 was NT$108,304 million, compared with NT$101,458 million in 2012.

-	Raw material cost totaled NT$38,250 million during the year, representing 27% of total net revenues, compared with NT$38,614 million and 30% of total net revenues in 2012.

-	Labor cost totaled NT$25,171 million during the year, representing 18% of total net revenues, compared with NT$22,272 million and 17% of total net revenues in 2012.

Advanced Semiconductor Engineering, Inc.

-	Depreciation, amortization and rental expenses totaled NT$23,051 million during the year, representing 16% of total net revenues, compared with NT$20,853 million and 16% of total net revenues in 2012.
●	Gross margin increased to 24.4% in 2013 from 22.0% in 2012.
●
Total operating expenses during 2013 were NT$16,073 million, including NT$7,294 million in R&D and NT$8,779 million in SG&A.  Total operating expenses as a percentage of net revenues was 11% in 2013, and remained the same as 2012.

●	Operating income for the year was NT$18,945 million, compared to operating income of NT$14,198 million for the previous year. Operating margin increased to 13.2% in 2013 from 10.9% in 2012.

2013 Full-Year Results Highlights – EMS
●	Net revenue contribution from EMS operations for the full year of 2013 amounted to NT$78,540 million, up by 26% from 2012.
●	Cost of revenues was NT$70,971 million, up by 29% from 2012.

-	Raw material cost totaled NT$62,112 million during the year, representing 79% of total net revenues, compared with NT$49,269 million and 79% of total net revenues in 2012.

-	Labor cost totaled NT$2,915 million during the year, representing 4% of total net revenues, compared with NT$2,541 million and 4% of total net revenues in 2012.

-	Depreciation, amortization and rental expenses totaled NT$1,075 million during the year, representing 1% of total net revenues, compared with NT$826 million and 1% of total net revenues in 2012.
●	Gross margin decreased to 9.6% in 2013 from 12.1% in 2012.
●
Total operating expenses during 2013 were NT$4,627 million, including NT$1,865 million in R&D and NT$2,762 million in SG&A.  Total operating expenses as a percentage of net revenues was 6% in 2013, down from 7% in 2012.

●	Operating income for the year was NT$2,942 million, compared to operating income of NT$3,085 million for the previous year. Operating margin decreased to 3.7% in 2013 from 4.9% in 2012.

LIQUIDITY AND CAPITAL RESOURCES
●	As of December 31, 2013, our cash and current financial assets totaled NT$50,167 million, compared to NT$43,529 million as of September 30, 2013.
●	Capital expenditures in 4Q13 totaled US$83 million, of which US$46 million was used for packaging, US$17 million for testing, US$12 million for EMS and US$8 million for interconnect materials.
●
For the full year of 2013, we spent US$668 million for capital expenditures, including US$417 million for IC packaging, US$181 million for testing, US$41 million for EMS and US$29 million for interconnect materials.

●
As of December 31, 2013, we had total bank debt of NT$100,801 million, compared to NT$100,154 million as of September 30, 2013.  Total bank debt consisted of NT$44,618 million of revolving working capital loans, NT$6,017 million of the current portion of long-term debt, and NT$50,166 million of long-term debt.  Total unused credit lines amounted to NT$111,199 million.

●	Current ratio as of December 31, 2013 was 1.31, compared to 1.29 as of September 30, 2013. Net debt to equity ratio was 0.40 as of December 31, 2013.
●	Total number of employees was 60,199 as of December 31, 2013, compared to 57,259 as of December 31, 2012 and 59,867 as of September 30, 2013.

Advanced Semiconductor Engineering, Inc.

BUSINESS REVIEW

Packaging Operations3
●	Net revenues generated from our packaging operations were NT$30,929 million during the quarter, up by NT$3,219 million, or by 12% year-over-year, and up by NT$165 million, or by 1% sequentially.
●
Net revenues from advanced packaging accounted for 33% of total packaging net revenues during the quarter, up by 5 percentage points from the previous quarter.  Net revenues from IC wirebonding accounted for 57% of total packaging net revenues during the quarter, down by 4 percentage points from the previous quarter.  Net revenues from discrete and others accounted for 10% of total packaging net revenues during the quarter, down by 1 percentage point from the previous quarter.

●	Gross margin for our packaging operations during the quarter was 25.1%, up by 5.6 percentage points year-over-year and up by 2.8 percentage points from the previous quarter.
●
Capital expenditures for our packaging operations amounted to US$46 million during the quarter, of which US$16 million was used for wafer bumping and flip chip packaging equipment, US$29 million for common equipment including SiP, and less than US$1 million for wirebond specific purposes.

●	As of December 31, 2013, there were 15,692 wirebonders in operation. 6 wirebonders were added and 79 wirebonders were disposed of during the quarter.

Testing Operations
●	Net revenues generated from our testing operations were NT$6,225 million, up by NT$189 million, or by 3% year-over-year, and down by NT$54 million, or by 1% sequentially.
●
Final testing contributed 77% to total testing net revenues, which remained the same as the previous quarter.  Wafer sort contributed 21% to total testing net revenues, up by 1 percentage point from the previous quarter.  Engineering testing contributed 2% to total testing net revenues, down by 1 percentage point from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,693 million, up from NT$1,637 million in 4Q12 and down from NT$1,695 million in 3Q13.
●	In 4Q13, gross margin for our testing operations was 36.5%, down by 1.2 percentage points year-over-year and down by 0.6 percentage points from the previous quarter.
●	Capital expenditures for our testing operations amounted to US$17 million during the quarter.
●	As of December 31, 2013, there were 3,117 testers in operation. 98 testers were added and 128 testers were disposed of during the quarter.

EMS Operations
●	Net revenues generated from our EMS operations were NT$28,420 million, up by NT$8,279 million, or by 41% year-over-year, and up by NT$8,869 million, or by 45% sequentially.
●
Communications products contributed 61% to total EMS net revenues, up by 14 percentage points from the previous quarter.  Computing products contributed 16% to total EMS net revenues, down by 4 percentage points from the previous quarter.  Consumer products contributed 8% to total EMS net revenues, down by 5 percentage points from the previous

3 IC packaging services include module assembly services.

Advanced Semiconductor Engineering, Inc.

quarter.  Industrial products contributed 9% to total EMS net revenues, down by 3 percentage points from the previous quarter.  Automotive products contributed 5% to total EMS net revenues, down by 2 percentage points from the previous quarter.

●	In 4Q13, gross margin for our EMS operations was 7.7%, down by 3.1 percentage points year-over-year and down by 2.0 percentage points from the previous quarter.
●	Capital expenditures for our EMS operations amounted to US$12 million during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,124 million during the quarter, up by NT$36 million, or by 2% year-over-year, and down by NT$329 million, or by 13% from the previous quarter.  Of the total output of NT$2,124 million, NT$746 million was from sales to external customers.

●	Gross margin for substrate operations was 17.9% during the quarter, up by 3.9 percentage points year-over-year and down by 0.8 percentage points from the previous quarter.
●	In 4Q13, our internal substrate manufacturing operations supplied 29% (by value) of our total substrate requirements.

Customers
IC ATM CONSOLIDATED BASIS
●
Our five largest customers together accounted for approximately 38% of our total net revenues in 4Q13, compared to 37% in 4Q12 and 3Q13.  There was one customer which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 52% of our total net revenues during the quarter, compared to 52% in 4Q12 and 49% in 3Q13.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 34% of our total net revenues during the quarter, compared to 34% in 4Q12 and 35% in 3Q13.

EMS BASIS
●
Our five largest customers together accounted for approximately 81% of our total net revenues in 4Q13, compared to 71% in 4Q12 and 74% in 3Q13.  There was one customer which accounted for more than 10% of our total net revenues in 4Q13.

●	Our top 10 customers contributed 90% of our total net revenues during the quarter, compared to 84% in 4Q12 and 86% in 3Q13.

OUTLOOK
Based on our current business outlook and exchange rate assumption, management projects overall performance for the first quarter of 2014 to be as follows:
●	Our IC-ATM revenues should decline 12% to 15% and our EMS revenues to show a seasonal decline of approximately 30%;
●	Our consolidated gross profit margin is expected to be between 17% and 18%;
●	Our capital expenditure for full year 2014 should be around US$700 million, subject to adjustments in line with market condition.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, please visit our website at http://www.aseglobal.com.

Advanced Semiconductor Engineering, Inc.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2012 Annual Report on Form 20-F filed on April 23, 2013.

Supplemental Financial Information

IC ATM Consolidated Operations
Amounts in NT$ Millions	4Q/13	3Q/13	4Q/12
Net Revenues	37,900	37,810	34,396
Revenues by End Application
Communications	57%	55%	55%
Computers	10%	11%	12%
Automotive and Consumer	33%	34%	33%
Others	0%	0%	0%
Revenues by Region
North America	63%	60%	58%
Europe	10%	10%	11%
Taiwan	16%	17%	18%
Japan	6%	7%	7%
Other Asia	5%	6%	6%

Packaging Operations
Amounts in NT$ Millions	4Q/13	3Q/13	4Q/12
Net Revenues	30,929	30,764	27,710
Revenues by Packaging Type
Advanced Packaging	33%	28%	26%
IC Wirebonding	57%	61%	61%
Discrete and Others	10%	11%	13%
Capacity
CapEx (US$ Millions)*	46	157	133
Number of Wirebonders	15,692	15,765	15,549

Testing Operations
Amounts in NT$ Millions	4Q/13	3Q/13	4Q/12
Net Revenues	6,225	6,279	6,036
Revenues by Testing Type
Final test	77%	77%	79%
Wafer sort	21%	20%	19%
Engineering test	2%	3%	2%
Capacity
CapEx (US$ Millions)*	17	50	44
Number of Testers	3,117	3,147	2,905

EMS Operations
Amounts in NT$ Millions	4Q/13	3Q/13	4Q/12
Net Revenues	28,420	19,551	20,141
Revenues by End Application
Communications	61%	47%	44%
Computing	16%	20%	26%
Consumer	8%	13%	13%
Industrial	9%	12%	11%
Automotive	5%	7%	5%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	12	16	18
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2013	Sep. 30 2013	Dec. 31 2012	Dec. 31 2013	Dec. 31 2012
Net revenues:
Packaging	28,703	29,977	27,698	112,604	104,563
Testing	6,225	6,279	6,036	24,732	22,657
Direct Material	746	767	650	2,951	2,735
EMS	28,411	19,551	20,141	78,531	62,483
Others	79	174	1,483	1,044	1,534
Total net revenues	64,164	56,748	56,008	219,862	193,972

Cost of revenues	(51,678)	(45,161)	(45,032)	(177,072)	(157,352)
Gross profit	12,486	11,587	10,976	42,790	36,620

Operating expenses:
Research and development	(2,422)	(2,421)	(2,137)	(9,087)	(7,877)
Selling, general and administrative	(3,191)	(3,067)	(2,905)	(11,725)	(11,056)
Total operating expenses	(5,613)	(5,488)	(5,042)	(20,812)	(18,933)
Operating income	6,873	6,099	5,934	21,978	17,687

Net non-operating (expenses) income:
Interest expense - net	(567)	(512)	(490)	(2,044)	(1,682)
Foreign exchange gain (loss)	(82)	305	587	(276)	965
Gain (loss) on equity-method investments	50	7	72	26	59
Gain (loss) on valuation of financial assets and liabilities	135	(145)	(400)	891	(697)
Others	47	(386)	112	(554)	252
Total non-operating expenses	(417)	(731)	(119)	(1,957)	(1,103)
Income before tax	6,456	5,368	5,815	20,021	16,584

Income tax expense	(507)	(822)	(1,288)	(3,259)	(3,061)
Income from continuing operations and before noncontrolling interest	5,949	4,546	4,527	16,762	13,523
Noncontrolling interest	(134)	(116)	(154)	(466)	(457)

Net income attributable to shareholders of the parent	5,815	4,430	4,373	16,296	13,066

Per share data:
Earnings (losses) per share
– Basic	NT$0.76	NT$0.59	NT$0.59	NT$2.17	NT$1.75
– Diluted	NT$0.73	NT$0.57	NT$0.58	NT$2.11	NT$1.71

Earnings (losses) per equivalent ADS
– Basic	US$0.129	US$0.099	US$0.101	US$0.367	US$0.297
– Diluted	US$0.124	US$0.096	US$0.099	US$0.356	US$0.290

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,070,006	7,651,064	7,498,507	7,748,925	7,568,214

Exchange rate (NT$ per US$1)	29.44	29.89	29.13	29.60	29.56

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data – IC ATM
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2013	Sep. 30 2013	Dec. 31 2012	Dec. 31 2013	Dec. 31 2012
Net revenues:
Packaging	30,929	30,764	27,710	115,639	104,616
Testing	6,225	6,279	6,036	24,732	22,657
Direct Material	746	767	650	2,951	2,735
Total net revenues	37,900	37,810	34,396	143,322	130,008

Cost of revenues	(27,475)	(28,164)	(26,424)	(108,304)	(101,458)
Gross profit	10,425	9,646	7,972	35,018	28,550

Operating expenses:
Research and development	(1,955)	(1,962)	(1,696)	(7,294)	(6,169)
Selling, general and administrative	(2,387)	(2,301)	(2,079)	(8,779)	(8,183)
Total operating expenses	(4,342)	(4,263)	(3,775)	(16,073)	(14,352)
Operating income	6,083	5,383	4,197	18,945	14,198

Net non-operating (expenses) income:
Interest expense - net	(587)	(544)	(503)	(2,140)	(1,681)
Foreign exchange gain (loss)	(56)	306	565	(209)	927
Gain (loss) on equity-method investments	717	557	1,068	2,265	2,200
Gain (loss) on valuation of financial assets and liabilities	68	(213)	(428)	549	(776)
Others	94	(355)	74	(348)	255
Total non-operating income	236	(249)	776	117	925
Income before tax	6,319	5,134	4,973	19,062	15,123

Income tax expense	(463)	(661)	(556)	(2,605)	(1,926)
Income from continuing operations and before noncontrolling interest	5,856	4,473	4,417	16,457	13,197
Noncontrolling interest	(41)	(43)	(44)	(161)	(131)

Net income attributable to shareholders of the parent	5,815	4,430	4,373	16,296	13,066

Per share data:
Earnings (losses) per share
– Basic	NT$0.76	NT$0.59	NT$0.59	NT$2.17	NT$1.75
– Diluted	NT$0.73	NT$0.57	NT$0.58	NT$2.11	NT$1.71

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,070,006	7,651,064	7,498,507	7,748,925	7,568,214

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Statement of Comprehensive Income Data – EMS
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2013	Sep. 30 2013	Dec. 31 2012	Dec. 31 2013	Dec. 31 2012
Net revenues:
Total net revenues	28,420	19,551	20,141	78,540	62,483

Cost of revenues	(26,231)	(17,662)	(17,962)	(70,971)	(54,950)
Gross profit	2,189	1,889	2,179	7,569	7,533

Operating expenses:
Research and development	(492)	(476)	(447)	(1,865)	(1,732)
Selling, general and administrative	(739)	(735)	(760)	(2,762)	(2,716)
Total operating expenses	(1,231)	(1,211)	(1,207)	(4,627)	(4,448)
Operating income	958	678	972	2,942	3,085

Net non-operating (expenses) income:
Total non-operating income	59	109	146	296	319
Income before tax	1,017	787	1,118	3,238	3,404

Income tax expense	(26)	(100)	(255)	(348)	(661)
Income from continuing operations and before noncontrolling interest	991	687	863	2,890	2,743
Noncontrolling interest	(93)	(72)	(113)	(308)	(334)

Net income attributable to shareholders of the parent	898	615	750	2,582	2,409

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

As of Dec. 31, 2013		As of Sep. 30, 2013

Current assets:
Cash and cash equivalents	45,026	40,295
Financial assets – current	5,141	3,234
Notes and accounts receivable	43,236	38,673
Inventories	34,870	35,259
Others	3,903	4,603
Total current assets	132,176	122,064

Investments – non current	2,357	2,388
Property plant and equipment	131,497	131,236
Intangible assets	11,954	12,029
Prepaid lease payments	4,072	4,107
Others	4,758	4,212
Total assets	286,814	276,036

Current liabilities:
Short-term debts – revolving credit	44,618	42,617
Current portion of long-term debts	6,017	4,646
Notes and accounts payable	28,989	27,002
Others	21,498	20,583
Total current liabilities	101,122	94,848

Long-term debts	50,166	52,891
Other liabilities	7,754	8,203
Total liabilities	159,042	155,942
Noncontrolling interest	4,144	3,944

Shareholders of the parent	123,628	116,150
Total liabilities & shareholders’ equity	286,814	276,036

Current Ratio	1.31	1.29
Net Debt to Equity	0.40	0.47